EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2008	2007	2008	2007	2006	2005	2004

Earnings:
Income before income taxes	$857	$1,012	$1,846	$1,984	$1,734	$1,305	$541
Add back:
Interest expense, net of capitalized interest	7	16	19	40	54	73	64
Portion of rent expense representative of interest factor	291	294	587	580	630	600	583

Earnings as adjusted	$1,155	$1,322	$2,452	$2,604	$2,418	$1,978	$1,188

Fixed Charges:
Interest expense, net of capitalized interest	$7	$16	$19	$40	$54	$73	$64
Capitalized interest	27	18	46	32	27	13	7
Portion of rent expense representative of interest factor	291	294	587	580	630	600	583

	$325	$328	$652	$652	$711	$686	$654

Ratio of Earnings to Fixed Charges	3.6	4.0	3.8	4.0	3.4	2.9	1.8